FILED BY MARTIN MARIETTA MATERIALS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: VULCAN MATERIALS COMPANY

COMMISSION FILE NO. 001-33841

On December 12, 2011, Martin Marietta Materials, Inc. included the following language on the website www.aggregatesleader.com for the proposed transaction:

The website contains information related to Martin Marietta’s proposed business combination with Vulcan Materials Company.

1.	INTRO WEB LANGUAGE

Martin Marietta Materials’ Vision to Create the Global Leader in Construction Aggregates

Martin Marietta has publicly announced that it has delivered a proposal to Vulcan Materials Company and commenced an exchange offer to effect a business combination with Vulcan. If completed, the stock-for-stock transaction would create a U.S.-based company that is the global leader in construction aggregates, with a footprint reaching across North America. Bringing together two highly complementary American aggregates producers is a compelling opportunity to enhance our competitiveness and growth potential for the benefit of both companies’ shareholders, customers, employees and the communities we serve.

This website provides information on our proposal and exchange offer, and the actions we are taking to seek to ensure that it is fairly and objectively considered.

2.	TRANSACTION HIGHLIGHTS

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Martin Marietta Materials, Inc. has publicly announced that it has delivered a proposal to Vulcan Materials Company and commenced an exchange offer to effect a business combination with Vulcan in a stock-for-stock, tax-free transaction.

•	Under the terms of the exchange offer, each outstanding share of Vulcan common stock will be exchanged for 0.50 shares of Martin Marietta common stock.

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This exchange ratio represents a premium for Vulcan shareholders of 15% to the average exchange ratio based on closing share prices for Vulcan and Martin Marietta during the 10-day period ended December 9, 2011 and 18% to the average exchange ratio based on closing share prices for Vulcan and Martin Marietta during the 30-day period ended December 9, 2011.

Strategic Benefits

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The proposed transaction would create a U.S.-based company that is the global leader in construction aggregates, resulting in a combined company that can deliver enhanced product offerings and service to customers.

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The combined company would bring together complementary geographic footprints and assets that will be well positioned to pursue a wide range of attractive growth opportunities and to continue delivering value to shareholders.

Financial Benefits

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Martin Marietta anticipates that the combined company will realize cost synergies of $200 million to $250 million and, as such, the transaction will be value enhancing for Martin Marietta and Vulcan shareholders.

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The combined company will have one of the strongest balance sheets in the industry. This would help Vulcan to achieve one of its core objectives – enhanced financial flexibility through deleveraging. Martin Marietta expects the combined company’s credit rating to be higher than Vulcan’s is at present.

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The combined company will have significant cash flow giving it the ability to pay a meaningful quarterly cash dividend. Indeed, it is Martin Marietta’s objective to maintain the dividend for the combined company at its current rate of $1.60 per Martin Marietta share annually, which translates to $0.80 per Vulcan share annually, based on the proposed exchange ratio. This dividend is 20 times Vulcan’s current level.

Operational Highlights

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Martin Marietta’s proposal contemplates directors from both Martin Marietta and Vulcan serving on the combined company’s Board, with Don James, Vulcan’s Chairman and CEO, as Chairman of the combined company’s Board of Directors.

•	Martin Marietta is proposing a senior management team that would consist of Ward Nye as President and CEO and other executives from each organization based on a “best athlete” approach.

•	Martin Marietta and Vulcan employees would benefit from the greater scale and strength of the combined company and the resulting new opportunities for growth and advancement.

•	The headquarters of the combined company would be Raleigh, North Carolina with a major presence in Vulcan’s home town of Birmingham, Alabama.

3.	STEPS TO ADVANCE TRANSACTION

We feel strongly about the compelling rationale for combining Martin Marietta Materials, Inc. and Vulcan Materials Company and have privately discussed this opportunity at length and over time with Vulcan. However, Vulcan has ceased participation in these private discussions toward a negotiated transaction, which commenced over a year and a half ago. We therefore decided to take our proposal directly to Vulcan’s shareholders by taking the following steps:

•	On December 12, 2011, Martin Marietta delivered a letter to Vulcan outlining its proposal to effect a business combination, including the financial and strategic merits of such transaction.

•	On December 12, 2011, Martin Marietta delivered to Vulcan a draft transaction agreement providing for the proposed business combination.

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On December 12, 2011, Martin Marietta commenced an exchange offer. This exchange offer, subject to the conditions specified therein, would give Vulcan shareholders the opportunity to exchange their Vulcan shares for Martin Marietta shares.

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Martin Marietta intends to submit the names of five nominees for election as independent directors at Vulcan’s 2012 Annual Meeting, and has requested from Vulcan’s Secretary the written questionnaire and the written representation and agreement, referenced in Section 1.05 of Vulcan’s By-Laws.

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On December 12, 2011, Martin Marietta filed lawsuits in the Superior Court of New Jersey and the Delaware Court of Chancery seeking to ensure that Vulcan’s shareholders have the opportunity to directly assess Martin Marietta’s proposal.

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Martin Marietta’s strong preference remains to execute this compelling strategic business combination on a negotiated basis with Vulcan’s current Board of Directors. Martin Marietta’s advisers, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Skadden, Arps, Slate, Meagher & Flom LLP, are prepared to begin immediately the process of negotiating a definitive agreement. Martin Marietta believes it can complete due diligence, negotiate a definitive agreement and obtain final Martin Marietta Board approval quickly and stands prepared to provide reciprocal due diligence to Vulcan.

4.	STAKEHOLDER INTRODUCTION PAGES

Investor Information

Below you will find information on Martin Marietta Materials Inc.’s offer to exchange each outstanding share of Vulcan Materials Company’s common stock for 0.50 shares of Martin Marietta common stock.

The potential combination of Martin Marietta and Vulcan is a tremendous opportunity to establish a U.S.-based company that is the global leader in the construction aggregates industry, and Martin Marietta anticipates that the transaction will be value enhancing for Martin Marietta and Vulcan shareholders.

The offer provides significant benefits to both Martin Marietta and Vulcan shareholders. Vulcan shareholders will be provided with an upfront premium and over 58% ongoing ownership in the combined Company; both companies’ shareholders would have the opportunity to participate in expected cost synergies of $200 to $250 million; and both companies’ shareholders would benefit from the financial strength and flexibility of the combined company.

The offer represents a premium for Vulcan shareholders of 15% to the average exchange ratio based on closing share prices for Vulcan and Martin Marietta during the 10-day period ended December 9, 2011 and 18% to the average exchange ratio based on the closing share prices for Vulcan and Martin Marietta during the 30-day period ended December 9, 2011.

Martin Marietta also intends to maintain the dividend for the combined company at its current rate of $1.60 per Martin Marietta share annually, or $0.80 per Vulcan share annually, based on the proposed exchange ratio. This dividend is 20 times Vulcan’s current level.

The combined company will have one of the strongest balance sheets in the industry, with considerably lower leverage than Vulcan currently has. Martin Marietta also expects the combined company’s credit rating to be higher than Vulcan’s is at present.

We urge Vulcan shareholders to tender their shares in the exchange offer, to send a clear and strong message to Vulcan’s Board of Directors that they would like Vulcan to seize this unique opportunity to combine with Martin Marietta.

December 12, 2011 Investor Presentation

Webcast of December 12, 2011 Conference Call

Letter to Vulcan Chairman and CEO, December 12, 2011

December 12, 2011 Press Release

Employee Information

The proposed business combination of Martin Marietta Materials and Vulcan Materials Company holds tremendous promise for both companies and their employees. We are excited about the greater opportunities for advancement and growth that would arise if we come together to create a U.S.-based company that is the global leader in construction aggregates. With greater scale and efficiencies, we would be better positioned to grow our company and continue investing in innovation.

We have tremendous respect for Vulcan employees. We believe Vulcan’s culture of safety, reputation for high performance and innovation in the marketplace and commitment to customer service would fit well at Martin Marietta.

Vulcan and Martin Marietta have similar roots and values. We are both proud, quality-driven companies that provide essential building materials that fuel the American economy. And we believe that together we can grow faster and be more competitive.

Employee Video

Martin Marietta Employee Letter, December 12, 2011

FAQ

Customer Information

Martin Marietta Materials believes that the business combination of Martin Marietta and Vulcan Materials Company is compelling financially and operationally, and that this combination will bring great benefits to the customers of both companies.

Bringing together Martin Marietta and Vulcan would create a U.S.-based company that is the global leader in construction aggregates, resulting in a combined company that can deliver enhanced product offerings and service. Together, we will have greater scale and will realize efficiencies.

Martin Marietta and Vulcan share the same roots and values. We are both proud, quality-driven companies that provide building materials that fuel the American economy. We have both built our companies based on high performance, innovation and outstanding customer service. It is Martin Marietta’s conviction that together we can build an even greater company with the efficient cost structure and ability to invest and innovate to meet your needs well into the future.

Martin Marietta Customer Letter, December 12, 2011

FAQ

Communities

Combining these two American companies with complementary footprints and assets is about creating an even stronger U.S.-based company that can deliver enhanced product offerings and service.

We believe that our proposed business combination is good for both of our companies, our employees and the communities in which we operate and serve.

Our proposal contemplates that the headquarters of the combined company would be in Raleigh, North Carolina, with a major presence in Vulcan’s home town of Birmingham, Alabama.

Martin Marietta, like Vulcan, has a long track record of investing in the communities it serves and is committed to being a good corporate citizen and continuing to support the communities in which we operate.

We look forward to becoming an active employer and citizen in Birmingham and other Vulcan communities, and working with our neighbors to contribute to community needs.

5.	FREQUENTLY ASKED QUESTIONS (FAQ)

GENERAL QUESTIONS

1.	Why is Martin Marietta Materials proposing this combination with Vulcan Materials Company?

The combination of Martin Marietta and Vulcan is a compelling opportunity for both companies’ shareholders, customers, employees and the communities we serve. By bringing together our highly complementary assets, we have the opportunity to create a U.S.-based company that is the global leader in construction aggregates, led by the best team in the industry drawn from both companies. The combined company will have one of the industry’s strongest balance sheets and, as we achieve expected synergies of $200 to $250 million and continue to adhere to Martin Marietta’s strict operational and financial discipline, the company will be well positioned to pursue a wide range of attractive growth opportunities and to continue delivering value to shareholders.

2.	What would the combined company look like in terms of products and geographic reach?

The combined company would have an outstanding asset base, with over 28 billion tons of mineral reserves. We would have a broader geographic footprint with a global reach. Together we will be able to deliver greater scale, efficiencies and growth opportunities to make the combined company stronger and more competitive.

3.	What would be the financial profile of the combined company?

The combined company will have one of the industry’s strongest balance sheets and, as we achieve expected synergies of $200 to $250 million and continue to adhere to Martin Marietta’s strict operational and financial discipline, the company will be well positioned to pursue a wide range of attractive growth opportunities and to continue delivering value to shareholders. In addition, the anticipated debt ratings for the combined company will be better than the ratings for Vulcan debt on a standalone basis. We also intend to maintain the dividend for the combined company at Martin Marietta’s current rate of $1.60 per Martin Marietta share annually, or $.80 per Vulcan share annually, based on the proposed exchange ratio. This is twenty times Vulcan’s current level.

4.	What is the premium that Martin Marietta is offering Vulcan shareholders?

Our offer represents a premium for Vulcan shareholders of 15% to the average exchange ratio based on closing share prices for Vulcan and Martin Marietta during the 10-day period ended December 9, 2011 and 18% to the average exchange ratio based on closing share prices for Vulcan and Martin Marietta during the 30-day period ended December 9, 2011.

5.	What are the expected synergies from the combination?

Based on our analysis to date, we have conservatively identified between $200 million and $250 million in expected cost synergies, derived from a combination of improved purchasing efficiencies, operating efficiencies and the elimination of duplicative functions.

6.	Where would the combined company be headquartered?

Under our proposal, the combined company would be headquartered in Raleigh, North Carolina, where Martin Marietta is based, and maintain a major presence in Birmingham, Alabama, where Vulcan is based.

7.	Who would lead the combined company?

We have the opportunity to create a U.S.-based company that is the global leader in construction aggregates, led by the best team in the industry drawn from both companies. Under our proposal, Ward Nye would serve as President and CEO, and Martin Marietta has offered Don James, Vulcan’s Chairman and CEO, the position of Chairman of the combined company. We will assemble a management team that includes executives from both Martin Marietta’s and Vulcan’s current management teams.

STAKEHOLDER QUESTIONS

8.	How would the business combination benefit Martin Marietta’s shareholders?

Martin Marietta’s shareholders would directly benefit by owning shares in a U.S.-based company that is the global leader in construction aggregates. We expect to realize savings associated with anticipated cost synergies of $200 to $250 million. Additionally, the combined company’s outstanding asset base and broader geographic reach will create value for shareholders over the short and long term, as greatly increased scale provides a broader set of opportunities for organic and inorganic growth. The combined company would also continue to have significant cash flow, a meaningful quarterly cash dividend and operate with strict operational and financial discipline.

9.	How will the proposed transaction benefit Vulcan shareholders?

We believe that the combination will create significant value for Vulcan shareholders and give Vulcan shareholders a substantial ongoing equity interest in the combined company. The transaction would provide Vulcan shareholders with a premium of 15% to the average exchange ratio based on closing share prices for Vulcan and Martin Marietta during the 10-day period ended December 9, 2011 and 18% to the average exchange ratio based on closing share prices for Vulcan and Martin Marietta during the 30-day period ended December 9, 2011. Importantly, Vulcan shareholders will have the ability to participate in and benefit in the improved financial strength and flexibility of the combined company. We also intend to maintain the dividend for the combined company at Martin Marietta’s current rate of $1.60 per Martin Marietta share annually, or $0.80 per Vulcan share annually, based on the proposed exchange ratio. This is twenty times Vulcan’s current level.

10.	Why is this proposed combination good for Martin Marietta’s employees?

Our proposal represents a tremendous opportunity to bring together two American aggregates producers, to grow our business and enhance our competitiveness. Our assets and geographic footprints are highly complementary with relatively little overlap. As such, we will be in an excellent position to grow for the benefit of all our stakeholders, particularly our employees, who will have an even brighter future, with new opportunities for advancement and growth.

11.	Why is this proposed combination good for Vulcan’s employees?

The proposed combination would provide an opportunity for Vulcan’s employees to become part of a larger, stronger organization, particularly as our two companies’ assets and geographic footprints are highly complementary with little overlap. We have tremendous respect for Vulcan employees and would expect them to continue to play a significant role at the combined company, with new opportunities for advancement and growth.

12.	How will the proposed transaction benefit customers and suppliers?

We believe that bringing together Martin Marietta and Vulcan would create a U.S.-based company that is the global leader in construction aggregates, resulting in a combined company that can deliver enhanced product offerings and service across a broader operational footprint. We will continue to be a great business partner to our suppliers.

13.	Will there be any interruption in product deliveries or services?

Not at all. Martin Marietta will continue to operate as usual during this process, working hard to provide customers with the best products and service as always.

14.	What does this mean for the Birmingham, Alabama community?

We are committed to maintaining a major presence in Birmingham and to being a positive corporate citizen.

QUESTIONS ABOUT MARTIN MARIETTA’S ACTIONS TO ADVANCE TRANSACTION

15.	Why is Martin Marietta commencing an exchange offer?

The purpose of the offer is for Martin Marietta to acquire all of the outstanding shares of Vulcan common stock in order to combine the businesses of Martin Marietta and Vulcan. We believe the strategic rationale of a combination is so compelling for all stakeholders that we have taken our offer directly to Vulcan shareholders, giving them the means to make their support of the proposed business combination known to the Vulcan Board. We are confident that Vulcan shareholders will recognize the value in this combination and send a clear message to their Board.

16.	What additional steps is Martin Marietta taking to advance the transaction?

On December 12, 2011, Martin Marietta delivered to Vulcan, along with the Martin Marietta proposal letter, a draft transaction agreement providing for the proposed combination. Martin Marietta has also filed lawsuits in Delaware and New Jersey seeking to ensure that Vulcan’s shareholders have the opportunity to directly assess Martin Marietta’s proposal. In addition, Martin Marietta intends to submit the names of five nominees for election to the Vulcan Board of Directors at the Company’s 2012 Annual Meeting.

17.	Why did Martin Marietta file litigation against Vulcan in Delaware and New Jersey?

The additional legal steps that Martin Marietta has taken are part of our effort to ensure that Vulcan shareholders have the opportunity to assess directly Martin Marietta’s proposal.

18.	How do Vulcan shareholders tender their shares into the offer? Where can I get more information on the exchange offer?

If any Vulcan shareholder has questions regarding the exchange offer or would like to request any offering documents, the shareholder should contact Martin Marietta’s Information Agent for the exchange offer, Morrow & Co., LLC, toll free at (877)757-5404.

19.	Is Martin Marietta still interested in negotiating with Vulcan?

Yes. It’s our preference to engage in a productive dialogue with Vulcan to execute this very compelling business combination. We believe the strategic rationale of a combination is so compelling for all stakeholders that we have taken our offer directly to Vulcan shareholders, giving them the means to make their support of the proposed business combination known to the Vulcan Board. We are confident that Vulcan shareholders will recognize the value in this combination and send a clear message to their Board.

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Cautionary Note Regarding Forward-Looking Statements

This material may include “forward-looking statements.” Statements that include words such as “anticipate,” “expect,” “should be,” “believe,” “will,” and other words of similar meaning in connection with future events or future operating or financial performance are often used to identify forward-looking statements. All statements in this material, other than those relating to historical information or current conditions, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Martin Marietta’s control, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the proposed transaction with Vulcan include, but are not limited to: Vulcan’s willingness to accept Martin Marietta’s proposal and enter into a definitive transaction agreement reasonably satisfactory to the parties; Martin Marietta’s ability to obtain shareholder, antitrust and other approvals on the proposed terms and schedule; uncertainty as to the actual premium that will be realized by Vulcan shareholders in connection with the proposed transaction; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; Martin Marietta’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; Martin Marietta’s ability to promptly and effectively integrate the businesses of Vulcan and Martin Marietta; a downgrade of the credit rating of Vulcan’s indebtedness, which could give rise to an obligation to redeem Vulcan’s existing indebtedness; the potential implications of alternative transaction structures with respect to Vulcan, Martin Marietta and/or the combined company, including potentially requiring an offer to repurchase certain of Martin Marietta’s existing debt; the implications of the proposed transaction on certain of Martin Marietta’s and Vulcan’s employee benefit plans; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional risks and uncertainties include, but are not limited to: the performance of the United States economy; decline in aggregates pricing; the inability of the U.S. Congress to pass a successor federal highway bill; the discontinuance of the federal gasoline tax or other revenue related to infrastructure construction; the level and timing of federal and state transportation funding, including federal stimulus projects; the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures; levels of construction spending in the markets that Martin Marietta and Vulcan serve; a decline in the commercial component of the nonresidential construction market, notably office and retail space; a slowdown in residential construction recovery; unfavorable weather conditions, particularly Atlantic Ocean hurricane activity, the late start to spring or the early onset of winter and the impact of a drought or excessive rainfall in the markets served by Martin Marietta and Vulcan; the volatility of fuel costs, particularly diesel fuel, and the impact on the cost of other consumables, namely steel, explosives, tires and conveyor belts; continued increases in the cost of other repair and supply parts; transportation availability, notably barge availability on the Mississippi River system and the availability of railcars and locomotive power to move trains to supply Martin Marietta’s and Vulcan’s long haul distribution markets; increased transportation costs, including increases from higher passed-through energy and other costs to comply with tightening regulations as well as higher volumes of rail and water shipments; availability and cost of construction equipment in the United States; weakening in the steel industry markets served by Martin Marietta’s dolomitic lime products; inflation and its effect on both production and interest costs; Martin Marietta’s ability to successfully integrate acquisitions and business combinations quickly and in a cost-effective manner and achieve anticipated profitability to maintain compliance with Martin Marietta’s leverage ratio debt covenants; changes in tax laws, the interpretation of such laws and/or administrative practices that would increase Martin Marietta’s and/or Vulcan’s tax rate; violation of Martin Marietta’s debt covenant if price and/or volumes return to previous levels of instability; a potential downgrade in the rating of Martin Marietta’s or Vulcan’s indebtedness; downward pressure on Martin Marietta’s or Vulcan’s common stock price and its impact on goodwill impairment evaluations; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; healthcare costs; the amount of long-term debt and interest expense incurred; changes in interest rates; volatility in pension plan asset values which may require cash contributions to pension plans; the impact of environmental clean-up costs and liabilities relating to previously divested businesses; the ability to secure and permit aggregates reserves in strategically located areas; exposure to residential construction markets; and the impact on the combined company (after giving effect to the proposed transaction with Vulcan) of any of the foregoing risks, as well as other risk factors listed from time to time in Martin Marietta’s and Vulcan’s filings with the SEC.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement and our most recent reports on Form 10-K and Form 10-Q, and any other documents of Martin Marietta and Vulcan filed with the SEC. Any forward-looking statements made in this material are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Important Additional Information

This material relates to the Exchange Offer by Martin Marietta to exchange each issued and outstanding share of common stock of Vulcan for 0.500 shares of Martin Marietta common stock. This material is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Vulcan common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange included in the Registration Statement on Form S-4 (the “Registration Statement”) (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) filed by Martin Marietta on December 12, 2011 with the SEC. The Registration Statement has not yet become effective. The Exchange Offer will be made only through the Exchange Offer Documents. Investors and security holders are urged to read the Exchange Offer Documents and all other relevant documents that Martin Marietta has filed or may file with the SEC if and when they become available because they contain or will contain important information.

Martin Marietta may file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with the solicitation of proxies (the “Vulcan Meeting Proxy Statement”) for the 2012 annual meeting of Vulcan shareholders (the “Vulcan Meeting”). Martin Marietta may also file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with its solicitation of proxies for a meeting of Martin Marietta shareholders (the “Martin Marietta Meeting”) to approve, among other things, the issuance of shares of Martin Marietta common stock pursuant to the Exchange Offer (the “Martin Marietta Meeting Proxy Statement”). Investors and security holders are urged to read the Vulcan Meeting Proxy Statement and the Martin Marietta Meeting Proxy Statement and other relevant materials if and when they become available because they will contain important information.

All documents referred to above, if filed, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Morrow & Co., LLC at (877) 757-5404 (banks and brokers may call (800) 662-5200).

Martin Marietta, certain of its directors and officers and the individuals expected to be nominated by Martin Marietta for election to Vulcan’s Board of Directors may be deemed participants in any solicitation of proxies from Vulcan shareholders for the Vulcan Meeting or any adjournment or postponement thereof. Martin Marietta and certain of its directors and officers may be deemed participants in any solicitation of proxies from Martin Marietta shareholders for the Martin Marietta Meeting or any adjournment or postponement thereof. Information about Martin Marietta and Martin Marietta’s directors and officers, including a description of their direct and indirect interests, by security holdings or otherwise, is available in the proxy statement for Martin Marietta’s 2011 annual meeting of shareholders, filed with the SEC on April 8, 2011, and the Registration Statement. Information about any other participants, including a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Vulcan Meeting Proxy Statement, the Martin Marietta Meeting Proxy Statement or other relevant solicitation materials that Martin Marietta may file with the SEC in connection the foregoing matters, as applicable.